

June 25, 2010

William J. Carden
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, Texas 77057

> **Re: American Spectrum Realty, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 001-16785**

Dear Mr. Carden:

We have reviewed your response letter dated May 28, 2010, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements and Notes

Note 15 – Subsequent Events, page 46

1.   We have read and considered your response to comment one. It continues to remain unclear how you have relied upon the guidance set forth in FASB ASC 805-10-55 in determining whether the contracts acquired from Evergreen Realty Corp constituted an acquisition of a business. You have indicated that you have absorbed the acquired assets in your existing business operations and believe that you are employing different inputs and processes on the acquired contracts from those employed by Evergreen; however, such information is not conclusive in determining whether you acquired a business pursuant to FASB ASC 805-10-55-8. Please provide us your detailed analysis of FASB ASC 805-10-55-4 through 805-10-55-8 in determining that you did not acquire a business.   Specifically discuss how the set of assets and

activities (i.e., inputs, processes, and/or outputs) you acquired from these contracts does not constitute a business.

2. Furthermore, please note that it is possible for acquired assets to represent a business for reporting purposes under Regulation S-X, but not for accounting purposes under the Accounting Standards Codification. So as previously requested tell us how you analyzed Rule 11-01(d) of Regulation S-X in determining whether you acquired a business.

3. Reference is made to the representation made in your response that even if the transaction was the acquisition of a business, it would not constitute a significant business combination under Regulation S-X. Clarify how you reached this conclusion given disclosures on page 1 of the Form 10-K for the year ended December 31, 2009, that state the acquisition resulted in a significant change in the company's operations and it caused the company to increase its employees from 46 to 283. Given these significant changes, it is unclear how you determined this transaction was immaterial as you have indicated in your response. Please advise.

4. We have read and considered your response to comment two. Clarify whether the management contracts have an expiration date. If so, it is unclear why the useful life of these contracts does not have a determinable finite life that would be amortized over the contractual period of the contract. In addition, the absence of a finite life does not by default make the acquired intangible an indefinite-lived asset. Please advise and provide a detailed analysis of how you determined these are indefinite lived assets.

5. We have read your response to comment three and await your amendment.

Exhibits

6. We note your response to comment four. Considering that the number of properties you hold increased from 30 to 120 and your number of employees increased from 46 to 283, it is not clear how you concluded that the acquisition of assets from Evergreen was not material. Moreover, it is not clear how you determined that an acquisition of this magnitude was made in the ordinary course of business. Please file the acquisition agreement or provide us with a more detailed analysis of why the Evergreen transaction was made in the ordinary course of business and is not material. In addition, please tell us why you should not be required to file this agreement as a plan of acquisition under Item 601(b)(2).

You may contact Adam Turk, Attorney at (202) 551-3657, Karen Garnett, Assistant Director at (202) 551-3785, Yolanda Crittendon, Staff Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief